FTAI INFRASTRUCTURE INC.
1345 Avenue of the Americas, 45th Floor
New York, NY 10105

May 23, 2025

VIA EDGAR AND EMAIL

Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549

Attn:	Anuja Majmudar
	Re:	FTAI Infrastructure Inc.
Registration Statement on Form S-3 (File No. 333-287375)
Request for Acceleration of Effective Date

Ladies and Gentlemen:

We refer to the registration statement on Form S-3 (File No. 333-287375) (the “Registration Statement”), of FTAI Infrastructure Inc. (the “Company”).

In accordance with Rules 460 and 461 under the Securities Act of 1933, as amended, the Company hereby respectfully requests that the effectiveness of the Registration Statement be accelerated so that it may become effective at 4:00 p.m. (Eastern time) on Wednesday, May 28, 2025, or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission.

Please call Michael J. Schwartz of Skadden, Arps, Slate, Meagher & Flom LLP, at (212) 735-3694, to confirm the effectiveness of the Registration Statement.

Very truly yours,

FTAI Infrastructure Inc.

By:	/s/ Kenneth J. Nicholson
	Name:	Kenneth J. Nicholson
	Title:	Chief Executive Officer and President
(Principal Executive Officer)